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                          UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                             FORM 15


  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
              the Securities Exchange Act of 1934.

                 Commission File Number  0-20421

                     TELE-COMMUNICATIONS, INC.
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     (Exact name of Registrant as specified in its charter)


   5619 DTC Parkway, Englewood, Colorado  80111  (303) 267-5000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Interests   in   Employee  Stock  Purchase   Plan   for
       Bargaining   Unit  Employees  of  Baltimore   Limited
       Partnership d/b/a United Artists Cable of Baltimore

     Interests   in   Employee  Stock  Purchase   Plan   for
       Bargaining  Unit Employees of Heritage  Cable  Vision
       Associates, L.P.  d/b/a TCI of Michiana

     Interests   in   Employee  Stock  Purchase   Plan   for
       Bargaining  Unit  Employees of TCI  of  Northern  New
       Jersey, Inc.

     Interests  in  The  Settlement  Plan  and  Rabbi  Trust
       Agreement Entered Into Pursuant to Thomas Adams, Mark Adamski, et.al. v. TCI of Northern New Jersey, Inc. and the Tele-Communications, Inc. Employee Stock Purchase Plan

      Interests  in  Employee Stock Purchase Plan for  Bargaining
        Unit Employees of UACC Midwest, Inc. d/b/a TCI of Central
        Indiana
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       (Title of each class of securities covered by this Form)

     Tele-Communications,  Inc. Series A  TCI  Group  common
       stock
     Tele-Communications,  Inc. Series B  TCI  Group  common
       stock
     Tele-Communications, Inc. Series A Liberty Media  Group
       common stock
     Tele-Communications,  Inc. Series B  Liberty  Media  Group
       common stock
     Class  B  6%  Cumulative  Redeemable  Exchangeable  Junior
       Preferred Stock
     Redeemable Convertible TCI Group Preferred Stock, Series G Redeemable Convertible Liberty Media Group Preferred
       Stock, Series H
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(Title of all other classes of securities for which a duty to file reports under section13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   [ ]  Rule 12h-3(b)(1)(ii)  [ ]
           Rule 12g-4(a)(1)(ii)  [ ]  Rule 12h-3(b)(2)(i)   [ ]
           Rule 12g-4(a)(2)(i)   [ ]  Rule 12h-3(b)(2)(ii)  [ ]
           Rule 12g-4(a)(2)(ii)  [ ]  Rule 15d-6            [X]
           Rule 12h-3(b)(1)(i)   [ ]

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       Approximate  number  of  holders  of  record  as  of   the
certification or notice date:

            38
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      Pursuant to the requirements of the Securities Exchange Act
of    1934    Tele-Communications,   Inc.   has    caused    this
certification/notice  to  be  signed  on  its   behalf   by   the
undersigned duly authorized person.

DATE:  January 3, 1997             BY:  /s/ Gary K. Bracken
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                                        Gary K. Bracken